Exhibit 99.1

MTS Announces Closing of a $700,000 Private Equity Financing

Ra’anana, Israel –May 19, 2016 – MTS – Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a global provider of software solutions for online video advertising, telecommunications expense management and billing solutions, today announced that it had completed a private placement of 648,475 ordinary shares, constituting approximately 7.5% of the Company’s outstanding ordinary shares, for an aggregate investment of approximately $700,000. The price paid per share of $1.08 was equal to the closing price of an ordinary share on the NASDAQ Capital Market on Tuesday, May 17, 2016. The private placement was approved by the Company’s shareholders at the Extraordinary General Meeting of Shareholders held on May 16, 2016. The proceeds from the private placement will provide the Company with additional working capital and will be used to reduce the amounts due to the former shareholders of Vexigo Ltd. (“Vexigo”) in connection with the acquisition of Vexigo by the Company in April 2015. The shares were sold to: (1) the former shareholders of Vexigo; (2) Mr. Haim Mer, the Company’s Chairman of the Board; (3) Mr. Roger Challen, a member of the Company’s Board of Directors; and (4) Mr. Lior Salansky, the Company’s CEO.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a provider of video advertising solutions for online and mobile platforms through Vexigo, as well as a provider of innovative products and services for telecom expense management (TEM), enterprise mobility management (EMM), mobile virtual network operators and enablers (MVNO/MVNE) and an IOT/M2M enablement for mobile service providers. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Company Contact:

Alon Mualem

CFO

Tel: +972-9-7777-540

Email: alon.mualem@mtsint.com